SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For November 2004

Commission File Number 0-28800

Durban Roodepoort Deep, Limited

**45 Empire Road
Parktown
Johannesburg, South Africa, 2193**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): **N/A**

Attached to the Registrant Form 6-K filing for the month of November 2004, incorporated by reference herein:

<u>Exhibits</u>

99.1   Release dated November 09, 2004, entitled "Directors Dealings"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP,
LIMITED (Registrant)

Date:November 09, 2004

By:/s/ Andrea Townsend
Name: Andrea Townsend
Title: Company Secretary

Exhibit 99.1

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE000015079)
(ARBN number: 086 277 616)
(NASDAQ trading symbol: DROOY)
("DRDGOLD")

In compliance with Rules 3.63 to 3.74 of the Listings
Requirements of the JSE Securities Exchange South Africa
("JSE"), the following information is disclosed.

DEALING IN SECURITIES BY DIRECTOR

Surname: Lubbe
First Name: Anton
Designation: Alternate director

Date of transaction: 08 November 2004
Price: R10.82
Amount: 25 000
Aggregate value: R270 500
Class: Ordinary
Interest: Direct, Beneficial

Nature: Mr Lubbe has taken delivery of and sold 25 000
ordinary shares which were allocated to him in terms of the
Durban Roodepoort Deep (1996) Share Option Scheme ("the
scheme") on 01 October 2001 at R7.26 per share. This
constitutes approximately 6.96% of his total entitlement to
DRDGOLD shares in terms of options granted under the scheme.

In line with DRDGOLD corporate governance principles and in
terms of Rule 3.66 of the Listings Requirements of the JSE,
prior clearance to deal in the above securities has been
obtained from the Chairman of the Remuneration Committee of
DRDGOLD and the Chairman of the DRDGOLD Board.

The above trade was completed outside of a closed period.

Johannesburg
9 November 2004

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